SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 13)

BAIRNCO CORPORATION
(Name of Subject Company)
BAIRNCO CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

057097107
(CUSIP Number of Class of Securities)

Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard
Lake Mary, Florida 32746
(407) 875-2222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
With Copies to:
Andrew L. Bab, Esq.
John H. Hall, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amendment No. 13 to Schedule 14D-9
     This Amendment No. 13 amends and supplements the Solicitation/Recommendation Statement on Schedule14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on July 6, 2006, as amended and supplemented by Amendment No.1 filed with the SEC on July 12, 2006, Amendment No. 2 filed with the SEC on July 14, 2006, Amendment No. 3 filed with the SEC on July 28, 2006, Amendment No. 4 filed with the SEC on October 16, 2006 and Amendment No. 5 filed with the SEC on October 20, 2006, and Amendment No. 6 filed with the SEC on January 3, 2007, Amendment No. 7 filed with the SEC on January 17, 2007, Amendment No. 8 filed with the SEC on January 19, 2007, Amendment No. 9 filed with the SEC on January 24, 2007, Amendment No. 10 filed with the SEC on January 26, 2007, Amendment No. 11 filed with the SEC on February 1, 2007 and Amendment No. 12 filed with the SEC on February 2, 2007 (as amended and supplemented, the “Statement”), by Bairnco Corporation, a Delaware corporation (the “Company” or “Bairnco”), relating to the tender offer by BZ Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Steel Partners II, L.P. (“Steel Partners”), to purchase all of the issued and outstanding common stock of the Company for $13.35 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO originally filed by Steel Partners and the Offeror with the SEC on June 22, 2006 (as amended and supplemented, the “Schedule TO”).
Item 2. Identity and Background of Filing Person.
     Item 2 is hereby amended and supplemented by adding the following new paragraph after the second paragraph:
     “On February 2, 2007, Steel Partners issued a press release and filed an amendment to the Schedule TO announcing that it was amending the Offer to increase the price to be paid per share of the Company’s Common Stock to $13.35 (the “Revised Offer”) from the original $12.00 per share price contained in the Offer, which the Board has previously rejected as inadequate.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
The Statement is hereby amended to include the following paragraph after the first paragraph Item 3(b):
     “On February 5, 2007, the Company entered into discussions with Steel Partners to explore whether Steele Partners and the Company could reach an agreement regarding a transaction at a price that fully reflects the value of the Company. The Company expects to continue these discussions with Steel Partners. With respect to the continuation of discussions with Steel Partners, the Company does not intend to provide an update on the status of such discussions until such time as a definitive agreement has been reached with Steel Partners or such discussions are terminated. There can be no assurance that any discussions will lead to an agreement or transaction.”
Item 4. The Solicitation or Recommendation.
     (a) Solicitation or Recommendation.
The Statement is hereby amended to include the following paragraphs at the end of Item 4(a):
     “The Board of Directors, after careful consideration, and consultation with its financial and legal advisers, has unanimously determined at a meeting duly held on February 15, 2007, that the Offer is inadequate and not in the best interests of the Company’s stockholders (other than Steel Partners and its affiliates). ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS REJECT THE REVISED OFFER AND NOT TENDER THEIR SHARES. In reaching its conclusion and making its recommendation, the Board of Directors identified a number of reasons including, but not limited to, the reasons described in clause (c) below.
     A press release announcing the Board’s recommendation and confirming the Company’s continuing discussions with Steel Partners has been filed as Exhibit a(21) hereto, respectively, and is incorporated by reference herein.”
     (b) Background of the Offer.
The Statement is hereby amended to include the following paragraphs at the end of Item 4(b):
     “On February 3, 2007, the Board of Directors of the Company held a telephonic meeting to discuss the Revised Offer. The Board reviewed the terms and conditions of the Revised Offer and made a preliminary determination that the Revised Offer price of $13.35 per share was inadequate and not in the best interests of the Company’s stockholders (other than Steel Partners and its affiliates). The Board authorized Mr. Fichthorn to approach Steel Partners to determine if Steel Partners would be willing to increase the Revised Offer to a level that fully reflects the value of the Company.
     On February 3, 2007, Mr. Fichthorn contacted Steel Partners to discuss the possibility of reaching an agreement as to an increase in the price of the Revised Offer.
     On February 5, 2007, Mr. Fichthorn and Steel Partners determined to explore whether Steel Partners and the Company could reach an agreement regarding a transaction.
     On February 15, 2007, the Board of Directors held a telephonic meeting to discuss the Revised Offer and the status of negotiations with respect to a potential transaction. Because the Company and Steel Partners had not yet reached a definitive agreement with respect to a transaction and the Company’s legal advisors advised the Board that it was required to make a recommendation as to the Revised Offer not later than February 15, 2007, the Board carefully considered the Revised Offer and determined to recommend that the Company’s stockholders not tender their shares in the Revised Offer.”
     (c) Reasons for the Recommendation.
The Statement is hereby amended to include the following paragraphs at the end of Item 4(c):
     In reaching the conclusion that the Revised Offer is inadequate from a financial point of view to the Company’s stockholders and not in the best interest of either the Company or its stockholders, and in making the recommendation set forth above, the Board of Directors consulted with management of the Company and its financial and legal advisers, and took into account numerous other factors, including, but not limited to, the following:
•	The Board’s belief that the Revised Offer price is inadequate and that it does not reflect the long-term value inherent in the Company;

•	The Board’s view that the Revised Offer does not adequately compensate the Company’s stockholders for transferring control of the Company to Steel Partners;

•	The Board’s understanding of and familiarity with the Company’s business, financial condition, current business strategy and future prospects;

•	The Board’s commitment to the long-term interests of the Company and its stockholders, and to pursuing strategies that recognize the Company’s long-term value. The Board believes that the Company’s senior management will be able to create stockholder value in excess of the Revised Offer through the continued execution of the Company’s current business strategy;

•	The fact that the consideration offered by Steel Partners would in general be taxable to the Company’s stockholders;

•	The fact that the Revised Offer is highly conditional, which results in significant uncertainty that the Offer will be consummated. Several of these conditions are beyond the control of Steel Partners, are of questionable relevance or appear designed to provide easily triggered “outs” for Steel Partners;

•	The fact that Bairnco’s stock has consistently traded above the revised offer price since Steel Partners’ announcement of the Revised Offer on February 2, 2007;

•	The fact that Bairnco’s recent strategic initiatives have added significant value to the Company since the original Offer and are not fully reflected in the Revised Offer price; and

•	The continuation of discussions between the Company and Steel Partners with respect to a potential transaction.
     The foregoing discussion of the information and factors considered by the Board of Directors of the Company is not intended to be exhaustive but addresses all of the material information and factors considered by the Board in its consideration of the Revised Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. The Board’s determination was made after consideration of the factors taken as a whole. Individual members of the Board may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the members of the Board were aware of the interests of certain officers and directors of the Company as described under Item 3 above.
Item 9. Exhibits
Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

a(21)	Press Release issued by Bairnco Corporation, dated February 15, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BAIRNCO CORPORATION
By:	/s/ Luke E. Fichthorn III
	Name:	Luke E. Fichthorn III
	Title:	Chairman and Chief Executive Officer

Dated: February 15, 2007

EXHIBIT INDEX

Exhibit No.	Description

a(21)	Press Release issued by Bairnco Corporation, dated February 15, 2007.